UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ACCURAY INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

004397105
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

CUSIP NO. 004397105	Page 2 of 9 Pages

1.	Names of Reporting Persons

STELLIAM INVESTMENT MANAGEMENT LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

0%

12.	Type of Reporting Person (See Instructions)

PN, IA

CUSIP NO. 004397105	Page 3 of 9 Pages

1.	Names of Reporting Persons

ROSS MARGOLIES

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

0%

12.	Type of Reporting Person (See Instructions)

IN; IA

CUSIP NO. 004397105	Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

Accuray Inc. (the "Issuer").

Item 1(b).	Address of the Issuer's Principal Executive Offices:

1310 Chesapeake Terrace
Sunnyvale, California 94089

Item 2(a).	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Stelliam Investment Management LP (“Stelliam Investment Management”); and

ii)	Ross Margolies (“Mr. Margolies”).

This statement relates to Shares (as defined herein) held for the account of Stelliam Master Fund, L.P., a Cayman Islands exempted limited partnership (the “Master Fund”), Stelliam Master Long Fund, L.P., a Cayman Islands exempted limited partnership (the “Long Fund”), and a certain other fund for which Stelliam Investment Management provides investment management or investment advice (the “Other Fund” and together with the Master Fund and the Long Fund, the “Funds”).  Stelliam Investment Management serves as investment manager of the Funds and Mr. Margolies is the managing member of Stelliam Investment Management’s general partner.  Each of Stelliam Investment Management and Mr. Margolies, in the capacities set forth above, may be deemed to be the beneficial owner of Shares held for the account of the Funds.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address and principal business office of each of the Reporting Persons is 12 East 49th Street, 22nd Floor, New York, New York 10017.

Item 2(c).	Citizenship:

i)	Stelliam Investment Management is a Delaware limited partnership; and

ii)	Mr. Margolies is a United States citizen.

Item 2(d).	Title of Class of Securities:
Common Stock, Par Value $0.001 per share (the “Shares”).
Item 2(e).	CUSIP Number:

004397105

CUSIP NO. 004397105	Page 5 of 9 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(e) Stelliam Investment Management is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

	(g) Mr. Margolies is a control person of Stelliam Investment Management.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

	As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of no Shares.

Item 4(b).	Percent of Class:

	As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 0% of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:

	Stelliam Investment Management
	(i)	Sole power to vote or direct the vote	0
	(ii)	Shared power to vote or to direct the vote	0
	(iii)	Sole power to dispose or to direct the disposition of	0
	(iv)	Shared power to dispose or to direct the disposition of	0

Mr. Margolies
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. 004397105	Page 6 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof any of the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of the Funds that participate in the investment in the Issuer have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Funds pro rata in accordance with their respective ownership interests in the Funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 004397105	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 10, 2014	STELLIAM INVESTMENT MANAGEMENT LP

By: /s/ Gregg Kudisch
Gregg Kudisch
Chief Financial Officer

Date: January 10, 2014	ROSS MARGOLIES

By: /s/ Ross Margolies

CUSIP NO. 004397105	Page 8 of 9 Pages

EXHIBIT INDEX

Page No.
A.	Joint Filing Agreement, dated as of January 10, 2014, between Stelliam Investment Management LP and Ross Margolies	9

CUSIP NO. 004397105	Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the Common Stock, Par Value $0.001 per share, of Accuray Inc., dated as of January 10, 2014, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: January 10, 2014	STELLIAM INVESTMENT MANAGEMENT LP

By: /s/ Gregg Kudisch
Gregg Kudisch
Chief Financial Officer

Date: January 10, 2014	ROSS MARGOLIES

By: /s/ Ross Margolies